UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-04471

XEROX CORPORATION SAVINGS PLAN AND THE SAVINGS PLAN OF

XEROX CORPORATION AND THE XEROGRAPHIC DIVISION,

ROCHESTER REGIONAL JOINT BOARD ON BEHALF OF ITSELF AND

OTHER REGIONAL JOINT BOARDS (collectively, the “Plan”)

(Exact name of registrant as specified in its charter)

201 Merritt 7

Norwalk, Connecticut

06851

(Address, including zip code, and telephone number, including area code, of registrant’s Principal Executive Offices)

Interests Under the Plan

(Title of each class of securities covered by this Form)

Xerox Corporation, Common Stock, par value $1.00 per share (1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) being replied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (2)

(1)	Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Xerox Corporation Savings Plan and the Savings Plan of Xerox Corporation and the Xerographic Division, Rochester Regional Joint Board on Behalf of Itself and Other Regional Joint Boards (collectively, the “Plan”), the duty of Xerox Corporation (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $1.00 per share (the “Common Stock”).

(2)	The Company amended the Plan to terminate the Company Stock Fund within the Plan and no further offers or sales of Company Common Stock are being made through the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Xerox Corporation Savings Plan and the Savings Plan of Xerox Corporation and the Xerographic Division, Rochester Regional Joint Board on Behalf of Itself and Other Regional Joint Boards has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

XEROX CORPORATION SAVINGS PLAN AND THE SAVINGS PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, ROCHESTER REGIONAL JOINT BOARD ON BEHALF OF ITSELF AND OTHER REGIONAL JOINT BOARDS

Date: November 15, 2017	By:	/s/ Robert Birkenholz
Robert Birkenholz
Vice President and Treasurer, Xerox Corporation
Chairman, Xerox Retirement Investment
Committee